

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Joseph D. Gangemi
Chief Financial Officer
Malvern Bancorp, Inc.
42 East Lancaster Avenue
Paoli, PA 19301

> **Re: Malvern Bancorp, Inc.**
> **Preliminary Proxy Statement**
> **Filed March 9, 2023**
> **File No. 000-54835**

Dear Joseph D. Gangemi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Where you can find more information, page 150

1. It appears that First Bank has not yet filed its 10-K with the FDIC. Please confirm once the 10-K has been filed and update accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance